Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following communications were published by Pubco on July 24, 2026.

I had a great week in Tokyo. We kicked things off with WebX and had a lot of great meetings afterwards. I wanted to recap some of the highlights and talk about some of our observations from the week. So, I was on the floor at WebX. The amazing thing was that there were nearly 15 thousand people there and literally what surprised me most was how global the audience was. And maybe the percentage was 70-30 70% Japanese 30% foreign, but my point is it was really exciting to see that lots of people are paying attention to what is happening in Japan. And moreover, companies from abroad are eager to not only enter Japan but also attract customers in Japan. So, big market, Evernorth we are also really excited about expanding into Japan and we are not the only ones thinking that way, so that was really very cool.

The following communications were published by Pubco and Asheesh Birla, Pubco’s Chief Executive Officer, on June 24, 2026:

Crypto Regulatory Clarity is Now a Competitive Advantage. Japan Just Secured Its Own.

By Asheesh Birla, CEO, Evernorth

On July 15, Japan’s government did the thing the world’s deepest capital markets have spent most of the past decade avoiding. It wrote down its own rules for crypto.1

Lawmakers pulled crypto out of the country’s payments statute and placed it under the Financial Instruments and Exchange Act, the same body of law that governs stocks and bonds. The reform includes an insider-trading ban, imposes disclosure obligations on issuers, and increases the maximum prison term for running an unregistered crypto business from three years to 10.2 It also opens the door to spot crypto ETFs on the Tokyo Stock Exchange, which the exchange group is targeting for 2027 or 2028, and cuts the top rate on crypto gains from roughly 50% to a flat 20%.3

None of these reforms are exotic. Disclosure, custody standards, a prohibition on trading with inside information. This is the ordinary plumbing of a securities market.

Japan simply made a decision. Other countries are lagging and paying for it, in the capital and talent that leave and the participation they never attract in the first place.

Take the United States, which for years has regulated digital assets mostly through litigation. The bill for that approach is observable in the data. In 2015, approximately 40 percent of the world’s open-source crypto developers worked in America. By 2025, that share had dropped to 16 percent, and the majority of the industry’s builders now sit outside the country entirely.4 Engineers are mobile, and they have been migrating toward places willing to tell them what the rules are.

Capital has done the same. Coinbase, the largest American exchange, spent 2023 securing a license in Bermuda and building offshore derivatives infrastructure, while its chief executive praised Europe and Britain for a more thoughtful approach than the one he encountered at home.5 When your marquee domestic firm starts describing another continent as the reasonable one, the problem has stopped being theoretical.

Europe, for its part, picked certainty. Its Markets in Crypto-Assets regulation, which went into effect at the end of 2024, handed firms a single licensing framework to build against.6 Dubai stood up a dedicated virtual-asset regulator; Hong Kong and Singapore wrote formal licensing frameworks of their own.7 Several of these frameworks are more prescriptive than anything on offer in the U.S. But they codified, and in finance, codification is itself a form of infrastructure.

This is the point the laggards keep missing. The contest among financial centers was never about who could regulate the least. It was about who could be clearest. Money doesn’t need permission to take risk; it needs the ability to price risk, and you cannot price a rule that has not been written. The regulatory uncertainty in the U.S. is working like a tax, collected in firms that incorporate abroad, engineers who take the offer overseas, and listings that land on someone else’s exchange.

Japan’s reform matters because it turns years of official hedging into something a balance sheet can actually use. Once crypto is regulated under the same framework as securities, a Japanese pension fund or corporate treasurer can underwrite the asset the way they underwrite everything else, against a known rulebook. The ETF pathway and the tax cut follow from that first phase of definition.

And the effect can compound. Institutional capital deepens order books that make a market worth trading. That liquidity attracts builders, builders ship products people actually use, and the volume they generate can convince the next allocator to commit. Clear rules can start a cycle.

Each year a serious market spends “studying” digital assets is a year when its talent compounds elsewhere and its firms book their growth under another flag. Capital is quietly accumulating in the geographies where the next financial systems are being built.

Japan's institutions aren't waiting. Established names like SBI have already been building for a regulated crypto market. But regulatory clarity now gives more serious capital permission to move. What follows is scale, and only a rulebook unlocks it. The markets still hesitating should remember that hesitation is a choice too, and, increasingly, a costlier one.

This content is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor does it constitute investment advice. It reflects the personal views of the author. This content may contain forward-looking statements that involve risks and uncertainties; actual results may differ materially. Digital assets involve risk, including potential loss of principal. Evernorth has filed a registration statement (available at sec.gov) with the SEC in connection with a proposed business combination. Learn more about Evernorth: https://www.evernorth.xyz/blog-post-03-18-2026

Endnotes

1.	“Japan reclassifies crypto as a financial asset, paves way for tax cuts,” CoinDesk, July 15, 2026. Japan’s National Diet gave final approval to amendments to the Financial Instruments and Exchange Act and the Payment Services Act; the new rules are expected to take effect in 2027. https://www.coindesk.com/policy/2026/07/15/japan-reclassifies-crypto-as-a-financial-asset-paves-way-for-tax-cuts

2.	Ibid. The legislation introduces insider-trading rules and expanded issuer disclosure, and raises the maximum prison term for unregistered crypto operators from three years to ten (maximum fine raised from ¥3 million to ¥10 million). https://www.coindesk.com/policy/2026/07/15/japan-reclassifies-crypto-as-a-financial-asset-paves-way-for-tax-cuts

3.	Ibid. on the ETF pathway and the approved plan to cut the top crypto tax rate from as much as 55% to a flat 20% (effective 2028); Japan Exchange Group is targeting spot crypto ETF listings on the Tokyo Stock Exchange in 2027–2028. https://www.coindesk.com/policy/2026/07/15/japan-reclassifies-crypto-as-a-financial-asset-paves-way-for-tax-cuts

4.	Electric Capital, Developer Report (2023). The U.S. share of open-source crypto developers fell from roughly 40% in 2018 to 26% in 2023, with the majority of active developers now based outside the United States. https://www.developerreport.com/

5.	“US Crypto Firms Eye Overseas Move Amid Regulatory Uncertainty,” CoinDesk, March 27, 2023. Coinbase obtained a license from the Bermuda Monetary Authority for its offshore derivatives exchange; CEO Brian Armstrong publicly praised the EU and UK approaches to crypto regulation. https://www.coindesk.com/consensus-magazine/2023/03/27/crypto-leaving-us

6.	European Securities and Markets Authority (ESMA), “Markets in Crypto-Assets Regulation (MiCA).” MiCA became fully applicable across the European Union at the end of 2024, establishing a single harmonized licensing regime. https://www.esma.europa.eu/esmas-activities/digital-finance-and-innovation/markets-crypto-assets-regulation-mica

7.	On the Dubai (VARA), Hong Kong (SFC) and Singapore (MAS) licensing frameworks, see TRM Labs, Global Crypto Policy Review & Outlook 2025/26. https://www.trmlabs.com/reports-and-whitepapers/global-crypto-policy-review-outlook-2025-26

Additional Information and Where to Find It

On March 18, 2026, Evernorth filed with the SEC the "Registration Statement"), which includes a preliminary proxy statement of Armada II and a prospectus of Evernorth (the "Proxy Statement/Prospectus") in connection with the proposed business combination (the "Business Combination"), the private placements of securities in connection with the Business Combination (the "Private Placement Transactions") and the other transactions contemplated by the Business Combination Agreement and/or as described in this press release (together with the Business Combination and the Private Placement Transactions, the "Proposed Transactions"). The Registration Statement is not yet effective. The definitive proxy statement and other relevant documents will be mailed to shareholders of Armada II as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Armada II and Evernorth have also, filed other documents regarding the Proposed Transactions with the SEC. This press release does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF ARMADA II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH ARMADA II'S SO,LICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ARMADA II, PATHFINDER DIGITAL ASSETS, EVERNORTH AND THE PROPOSED TRANSACTIONS. Investors and security holders will also, be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by Armada II and Evernorth, without charge, once available, on the SEC's website at www.sec.gov, or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; e-mail: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St, San Francisco, CA 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Evernorth and the units to be issued by Pathfinder Digital Assets LLC ("Pathfinder"), in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be offered or so,ld in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the So,licitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the so,licitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the perso,ns who may, under SEC rules, be deemed participants in the so,licitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or So,licitation

This communication is for informational purposes only and is not a proxy statement or so,licitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a so,licitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, so,licitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also, cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.